SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

 (Title of Class of Securities)

16938G 107

 (CUSIP Number)

January 30, 2014

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.16938G 107	13G	Page 2 of 8 Pages
1.	NAMES OF REPORTING PERSONS Parker International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,920,641
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,920,641
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,920,641
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
This percentage is based on 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, which number of outstanding shares is based on information provided by the Issuer that was reflected in the Schedule 13D filed by another shareholder of the Issuer on November 15, 2013.

CUSIP No.16938G 107	13G	Page 3 of 8 Pages
1.	NAMES OF REPORTING PERSONS Shmuel Meitar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,920,641 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,920,641 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,920,641 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists solely of the Ordinary Shares of the Issuer held by Parker International Limited, with respect to which the Reporting Person possesses shared voting and dispositive power due to the fact that he is the ultimate beneficial owner of all equity interests of Parker International Limited.

(2)
This percentage is based on 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, which number of outstanding shares is based on information provided by the Issuer that was reflected in the Schedule 13D filed by another shareholder of the Issuer on November 15, 2013.

Item 1(a).    Name of Issuer:

     The name of the issuer is China Digital Holding Co, Ltd. (the “Issuer”).

Item 1(b).    Address of Issuer’s Principal Executive Offices:

         The Issuer’s principal executive offices are located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China 100085.

Item 2(a).   Name of Person Filing:

The following entity and individual, listed in (i)-(ii) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Parker International Limited (“Parker International”)
(ii)	Shmuel Meitar

Shmuel Meitar is the ultimate beneficial owner of all equity interests of Parker International.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Parker International: Hirzel House, Smith Street, St. Peter Port, Guernsey, GY1 2NG
(ii)	Shmuel Meitar: 16 Abba Hillel Road, Ramat Gan 52506, Israel

Item 2(c).   Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Parker International— Guernsey
(ii)	Shmuel Meitar — Israel

Item 2(d).   Title of Class of Securities:

This Statement relates to the ordinary shares, par value $0.0005 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).   CUSIP Number:

The CUSIP number of the Ordinary Shares is 16938G 107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.        Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Parker International

(a)	Amount beneficially owned: 3,920,641 Ordinary Shares
(b)	Percent of class*: 6.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,920,641
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 3,920,641
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Shmuel Meitar

(a)	Amount beneficially owned: 3,920,641 Ordinary Shares**
(b)	Percent of class*: 6.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,920,641**
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 3,920,641**

*       All percentage ownership reflected in this Statement is based on 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, which number of outstanding shares is based on information provided by the Issuer that was reflected in the Schedule 13D filed by another shareholder of the Issuer on November 15, 2013.

**   Consists of the 3,920,641Ordinary Shares held by Parker International, of which Mr. Meitar is the ultimate beneficial owner.

Item 5.       Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARKER INTERNATIONAL LIMITED By: /s/ Yonit Tzadok Name: Yonit Tzadok Title: Director By: /s/ Urs Suter Name: Urs Suter Title: Director /s/ Shmuel Meitar SHMUEL MEITAR

Dated: February 6, 2014

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)